SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F   x   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

On March 1, 2004, the Company completed the repurchase of two million Alcon, Inc. common shares under a repurchase program authorized by the Board of Directors in 2002. The repurchased shares are held as treasury stock and will be used to satisfy the future exercise of stock options granted to employees.

As mentioned in our press release dated February 11, 2004, the Board of Directors has authorized a new share repurchase program for up to an additional four million common shares. Repurchases commenced on March 1, 2004 and will be conducted at the discretion of Company management and dependent upon market conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   March 2, 2004   By   /s/ Guido Koller
                                               Name: Guido Koller
                                               Title: Senior Vice-President

Date   March 2, 2004   By   /s/ Stefan Basler
                                               Name: Stefan Basler
                                               Title: Attorney-in-Fact